CAVALCANTI HUME FUNFER INC
www.chfir.com

TORONTO
900, 6 Adelaide St. East
Toronto, ON. M5C.1K6
Tel: 416.868.1079
Fax: 416.868.6198

CALGARY
900, 805 8 Ave. SW
Calgary, AB. T2P.1H7
Tel: 403.541.1225
Fax: 403.410.7217

03 MAR -4 AM 7:21

Exemption number 82-1846

Friday, February 21, 2003

03007104

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

SUPPL

Dear Mr. Dudek:

Herewith *Nuinsco Resources Limited* press releases, "MR. OYVIND HUSHOVD TO JOIN NUINSCO BOARD" and "NUINSCO REPORTS PRELIMINARY EXPLORATION DRILLING RESULTS ON MEL PROPERTY, THOMPSON NICKEL BELT" to be filed as required by Rule 12g3-2(b).

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Sincerely,

Olav Svela
Vice President
CHF Inc. (formerly Hume, Kieran Inc. Investor Relations

Encl.

dlw 3/6

Nuinsco
RESOURCES LIMITED

For Immediate Release: Friday, February 21, 2003

NUINSCO REPORTS PRELIMINARY EXLORATION DRILLING RESULTS ON MEL PROPERTY, THOMPSON NICKEL BELT

Toronto, February 21 – Nuinsco Resources Limited (TSX: NWI) reports that it is currently drilling on the Mel Property on which the Company is funding work to earn a 100% interest from Inco Limited (Inco) in the Thompson Nickel Belt of Manitoba. The Mel Property is 25 kilometres from Inco's processing facilities and is regarded as a geological extension of the favourable Thompson Nickel Belt. The property is some twenty miles long and six miles wide or approximately equivalent to 20% of Inco's leases in the Thompson Belt.

Nuinsco has identified 23 excellent AMT (Audio Magneto Telluric) anomalies on the property. These are being further tested by UTEM (University of Toronto Electro Magnetics) in order to better define drill targets. The program objective is to drill one hole into each of the UTEM defined anomalies that is associated with target Proterozoic Ospwagan Group Sediments so that the on-going exploration program on this very favourable area can be appropriately focused on discovering mineable nickel ore. Six drill ready targets, (three already drilled) have been defined from prior geophysical work. Analysis of current geophysical work is expected to define additional targets for the ongoing 2003 drilling, or the 2004 program. Of the three holes drilled, assay results are available only for hole No. 1, which intersected 30.6 meters of disseminated and massive sulphide hosted in the target Pipe 2 schist and is correlated with the surface UTEM anomaly. No significant nickel assays were obtained.

Hole No. 2 intersected a thin (less than 0.3 meter) sulphide zone within the target Pipe 2 (P2) schist (part of the Ospwagan Group; the intersection is not sufficient to explain the surface UTEM response and down-hole geophysics is planned to better define the target.

At approximately 314 metres depth from surface, Hole No. 3 intersected 1.7 metres (true width) of massive pyrrhotite within mineralized P2 schist, both favourable target attributes within the Thompson Belt. Assays will be available by mid March.

The drill has moved onto target No. 4 of the program, and then will, in sequence, continue to test all additional drill targets defined thus far. Update reports on significant developments will be provided regularly.

Over the past three years, Nuinsco has spent $1.5 million on exploration on the Mel Property, and will spend a minimum of $850,000 in 2003. Nuinsco must spend $6 million to earn a 100% interest in the property. Inco then holds the option to reacquire a 51% interest by funding its portion of exploration and development costs and by committing to spend $6 million on exploration of the property within a four-year period.

This release has been reviewed by George Archibald, M.Sc., Nuinsco's Qualified Person. Assays were conducted by Chemex in Toronto.

Nuinsco is an exploration company with wholly owned projects in Manitoba (nickel with Inco on the Thompson Nickel Belt); in Ontario: Rainy River (gold and nickel-PGMs), Prairie Lake (tantalum), Cameron Lake (gold); and in northwestern Quebec: Lac Rocher (nickel). Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI. US S.E.C exemption: 12g3-2(b)#82-1846.

FOR FURTHER INFORMATION PLEASE CONTACT:
Nuinsco Resources
H. Douglas Hume, Chairman W. Warren Holmes, President & C.O.O. (416) 626-0470
admin@nuinsco.ca

Cavalcanti Hume Funfer Inc., Investor Relations, Olav Svela (416) 868-1079
olav@humekieran.com
To receive Nuinsco news releases via eMail, please advise Kam Dhanjal kam@humekieran.com

Nuinsco
RESOURCES LIMITED

For Immediate Release: Thursday January 16, 2003

MR. OYVIND HUSHOVD TO JOIN NUINSCO BOARD

Toronto, January 16 – Nuinsco Resources Limited (TSX: NWI) is pleased to report that Mr. Oyvind Hushovd has agreed to accept an appointment to the Board of Directors of Nuinsco, effective January 1, 2003. Mr. Hushovd is well known in the mining industry, having recently retired from a senior executive and management position with Falconbridge Limited ("Falconbridge"), a major Canadian nickel mining corporation.

Mr. Hushovd's academic qualifications, experience and background in strategic management, combined with the recent appointment of Mr. W. Warren Holmes as President and Chief Operating Officer, will play a significant role in Nuinsco's future plans. He holds post-graduate degrees in both economics and law from Norwegian universities. He has served with a solid and progressive track record for 28 years in the international mining business with Falconbridge, for the last five years of his tenure as Chief Executive Officer.

Mr. Hume, Chairman and Chief Executive Officer of the Company said, "I am extremely pleased that Nuinsco's future prospects are attractive enough to bring individuals of this caliber to its board and management."

Nuinsco is an exploration company with wholly owned projects in Manitoba (nickel with Inco on the Thompson Nickel Belt); in Ontario: Rainy River (gold and nickel-PGMs), Prairie Lake (tantalum), Cameron Lake (gold); and in northwestern Quebec: Lac Rocher (nickel). Shares of Nuinsco trade on the Toronto Stock Exchange under the symbol NWI. US S.E.C exemption: 12g3-2(b)#82-1846.

FOR FURTHER INFORMATION PLEASE CONTACT:

Nuinsco Resources
H. Douglas Hume, Chairman (416) 626-0470
admin@nuinsco.ca

Hume Kieran Inc., Investor Relations
Olav Svela (416) 868-1079
olav@humekieran.com

To receive Nuinsco news releases via eMail, please advise Kam Dhanjal (kam@humekieran.com)